UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)
(Amendment No. ___)*

Inphi Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45772F107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45772F107	SCHEDULE 13G	Page	2	of	20

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,134,420

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

3,134,420

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,134,420

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.0%

12.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45772F107	SCHEDULE 13G	Page	3	of	20

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI, a Delaware Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		169,257

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

169,257

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,257

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%

12.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45772F107	SCHEDULE 13G	Page	4	of	20

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI Qualified, a Delaware Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,714,412

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

2,714,412

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,714,412

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45772F107	SCHEDULE 13G	Page	5	of	20

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund VI, a Delaware Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,418

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

56,418

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,418

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45772F107	SCHEDULE 13G	Page	6	of	20

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Principals Fund II, a Delaware LLC Including Multiple Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		194,333

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

194,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,333

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45772F107	SCHEDULE 13G	Page	7	of	20

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Yogen K. Dalal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		3,134,420

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With	8.	Shared Dispositive Power

3,134,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,134,420

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

13.0%

12.	Type of Reporting Person

IN

CUSIP No.	45772F107	SCHEDULE 13G	Page	8	of	20

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Janice M. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.K.

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		3,134,420

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With	8.	Shared Dispositive Power

3,134,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,134,420

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

13.0%

12.	Type of Reporting Person

IN

CUSIP No.	45772F107	SCHEDULE 13G	Page	9	of	20

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Robert T. Vasan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

	5.	Sole Voting Power

Number of		-0-

Shares	6.	Shared Voting Power
Beneficially
Owned By		3,134,420

Each	7.	Sole Dispositive Power
Reporting
Person		-0-

With	8.	Shared Dispositive Power

3,134,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,134,420

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

13.0%

12.	Type of Reporting Person

IN

CUSIP No.	45772F107	SCHEDULE 13G	Page	10	of	20
Item 1.
(a)	Name of Issuer:

Inphi Corporation

(b)	Address of Issuer’s Principal Executive Offices:

3945 Freedom Circle, Suite 1100 Santa Clara, CA 95054
Item 2.
(a)	Name of Persons Filing:

Mayfield XI Management, L.L.C.

Mayfield XI, a Delaware Limited Partnership

Mayfield XI Qualified, a Delaware Limited Partnership

Mayfield Associates Fund VI, a Delaware Limited Partnership

Mayfield Principals Fund II, a Delaware LLC Including Multiple Series

Yogen K. Dalal

Janice M. Roberts

Robert T. Vasan

(b)	Address of Principal Business Office:

c/o Mayfield Fund

2800 Sand Hill Road, Suite 250

Menlo Park, CA 94025

(c)	Citizenship:

Mayfield XI, a Delaware Limited Partnership, Mayfield XI Qualified, a Delaware Limited Partnership and Mayfield Associates Fund VI, a Delaware Limited Partnership, are Delaware limited partnerships.

Mayfield XI Management, L.L.C. and Mayfield Principals Fund II, a Delaware LLC Including Multiple Series, are Delaware limited liability companies.

The individuals listed in Item 2(a), other than Janice M. Roberts, are U.S. citizens; Ms. Roberts is a citizen of the United Kingdom.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

45772F107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP No.	45772F107	SCHEDULE 13G	Page	11	of	20
Not applicable
Item 4.   Ownership.
The information regarding ownership as set forth in Items 5-9 of Pages 2 through 9 hereto is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 3 hereto.
Item 5.   Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.   Identification and Classification of Members of the Group.
Not applicable.
Item 9.   Notice of Dissolution of Group.
Not applicable.
Item 10.   Certification.
Not applicable.

CUSIP No.	45772F107	SCHEDULE 13G	Page	12	of	20
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2011

MAYFIELD XI MANAGEMENT, L.L.C.
By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XI, A DELAWARE LIMITED PARTNERSHIP
By:	Mayfield XI Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XI QUALIFIED, A DELAWARE LIMITED PARTNERSHIP
By:	Mayfield XI Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND VI, A DELAWARE LIMITED PARTNERSHIP
By:	Mayfield XI Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD PRINCIPALS FUND II, A DELAWARE LLC INCLUDING MULTIPLE SERIES
By:	Mayfield XI Management, L.L.C.
Its Managing Director

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

CUSIP No.	45772F107	SCHEDULE 13G	Page	13	of	20

YOGEN K. DALAL
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

JANICE M. ROBERTS
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

ROBERT T. VASAN
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

CUSIP No.	45772F107	SCHEDULE 13G	Page	14	of	20
EXHIBIT INDEX

Exhibit 1 —	JOINT FILING AGREEMENT

Exhibit 2 —	POWERS OF ATTORNEY

Exhibit 3 —	OWNERSHIP SUMMARY